# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Elevation Oncology, Inc., CIK 0001783032
CUSIP: 28623U101
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 101 Federal Street, Suite 1900, Boston, Massachusetts (MA), 02110
Date of event which requires filing of this statement: 03/31/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001232621

## Reporting persons
- TANG CAPITAL MANAGEMENT, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 6,043,921; sole dispositive power 0; shared dispositive power 6,043,921; aggregate amount beneficially owned 6,043,921 (9.99% of the class)
  Comment: Tang Capital Management, LLC ("TCM") beneficially owns 6,043,921 shares of the Issuer's Common Stock, which consists of: (i) 4,760,000 shares of the Issuer's Common Stock and (ii) 1,283,921 shares currently issuable upon exercise of Warrants (the "Warrants," as defined in the Issuer's Prospectus filed pursuant to Rule 424(b)(5) with the Securities and Exchange Commission on June 9, 2023). The percentages used herein are based on 60,499,716 shares of Common Stock outstanding, which is comprised of: (i) 59,215,795 shares of Common Stock outstanding as of February 28, 2025, as set forth in the Issuer's Annual Report filed on Form 10-K that was filed with the Securities and Exchange Commission on March 6, 2025 and (ii) 1,283,921 shares currently issuable upon exercise of Warrants. TCM shares voting and dispositive power over such shares with Tang Capital Partners, LP ("TCP"), Tang Capital Partners International, LP ("TCPI"), Tang Capital Partners III, Inc ("TCP III") and Kevin Tang.
- KEVIN TANG: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 6,043,921; sole dispositive power 0; shared dispositive power 6,043,921; aggregate amount beneficially owned 6,043,921 (9.99% of the class)
  Comment: Kevin Tang beneficially owns 6,043,921 shares of the Issuer's Common Stock, which consists of: (i) 4,760,000 shares of the Issuer's Common Stock and (ii) 1,283,921 shares currently issuable upon exercise of Warrants. Kevin Tang shares voting and dispositive power over such shares with TCP, TCPI, TCP III and TCM.
- TANG CAPITAL PARTNERS, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 5,052,545; sole dispositive power 0; shared dispositive power 5,052,545; aggregate amount beneficially owned 5,052,545 (8.35% of the class)
  Comment: TCP beneficially owns 5,052,545 shares of the Issuer's Common Stock, which is comprised of: (i) 3,768,624 shares of Common Stock and (ii) 1,283,921 shares currently issuable upon exercise of Warrants. TCP owns 3,750,000 of the Issuer's Warrants, which are each exercisable for one share of the Issuer's Common Stock. The Warrants are immediately exercisable and expire five years from the date of issuance. TCP may not exercise any portion of the Warrants for shares of Common Stock if, as a result of the exercise, TCP, together with its affiliates and any other person or entity acting as a group, would own more than 9.99% of the Issuer's outstanding shares of Common Stock after exercise. The foregoing limitations remain in effect with respect to the Warrants, and, accordingly, only 1,283,921 shares are currently issuable upon exercise of the Warrants. TCP shares voting and dispositive power over such shares with TCM and Kevin Tang.
- TANG CAPITAL PARTNERS INTERNATIONAL, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 551,376; sole dispositive power 0; shared dispositive power 551,376; aggregate amount beneficially owned 551,376 (0.91% of the class)
  Comment: TCPI shares voting and dispositive power over such shares with TCM and Kevin Tang.
- TANG CAPITAL PARTNERS III, INC: type of reporting person: corporation (CO); citizenship or place of organization: Nevada (NV); sole voting power 0; shared voting power 440,000; sole dispositive power 0; shared dispositive power 440,000; aggregate amount beneficially owned 440,000 (0.73% of the class)
  Comment: TCP III shares voting and dispositive power over such shares with TCM and Kevin Tang.
- TANG CAPITAL PARTNERS IV, INC: type of reporting person: corporation (CO); citizenship or place of organization: Nevada (NV); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Issuer
Name of issuer: Elevation Oncology, Inc.
Address of issuer's principal executive offices: 101 Federal Street, Suite 1900, Boston, MA, 02110

## Item 2. Person Filing
Name of person filing: This Statement on Schedule 13G (this "Statement") is filed by TCM, the general partner of TCP and TCPI; Kevin Tang, the manager of TCM and Chief Executive Officer of TCP III and Tang Capital Partners IV, Inc. ("TCP IV"); TCP; TCPI; TCP III; and TCP IV.
Address of principal business office or, if none, residence: The address of TCM, Kevin Tang, TCP and TCPI is 4747 Executive Drive, Suite 210, San Diego, CA 92121. The address of TCP III and TCP IV is 400 S. 4th Street, 3rd Floor, Las Vegas, NV 89101.
Citizenship: TCM is a Delaware limited liability company. Mr. Tang is a United States citizen. TCP and TCPI are Delaware limited partnerships. TCP III and TCP IV are Nevada corporations that are indirectly wholly owned by TCP.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 6,043,921
Percent of class: 9.99%
Sole power to vote or to direct the vote: 0 shares
Shared power to vote or to direct the vote: 6,043,921 shares
Sole power to dispose or to direct the disposition: 0 shares
Shared power to dispose or to direct the disposition: 6,043,921 shares

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- TANG CAPITAL MANAGEMENT, LLC: /s/ Kevin Tang, Manager (05/15/2025)
- KEVIN TANG: /s/ Kevin Tang, Self (05/15/2025)
- TANG CAPITAL PARTNERS, LP: /s/ Kevin Tang, Manager, Tang Capital Management, LLC, General Partner (05/15/2025)
- TANG CAPITAL PARTNERS INTERNATIONAL, LP: /s/ Kevin Tang, Manager, Tang Capital Management, LLC, General Partner (05/15/2025)
- TANG CAPITAL PARTNERS III, INC: /s/ Kevin Tang, Chief Executive Officer (05/15/2025)
- TANG CAPITAL PARTNERS IV, INC: /s/ Kevin Tang, Chief Executive Officer (05/15/2025)